August 25, 2025

Bryan Lewis
Chief Executive Officer
Intellicheck, Inc.
200 Broad Hollow Road, Suite 207
Melville, NY 11747

       Re: Intellicheck, Inc.
           Registration Statement on Form S-3
           Filed August 15, 2025
           File No. 333-289639
Dear Bryan Lewis:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aliya Ishmukhamedova at 202-551-7519 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Christopher H. Cunningham